ADVANCED NEUROMODULATION SYSTEMS INC

2001 ANNUAL REPORT


02033442


SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2002
WASH. D.C.
155
SECTION




ANS
LIFE GETS BETTER





Our Mission

ANS' mission is to develop and market proprietary neuromodulation devices that improve the quality of life for people suffering from chronic pain and other disabling nervous system disorders.



AccuRx
ANS

Table of Contents

Company Profile

Advanced Neuromodulation Systems, Inc. (ANS) designs, develops, manufactures and markets implantable medical devices that are used to manage chronic intractable pain and other disorders of the nervous system through the delivery of electrical current or drugs directly to targeted nerve fibers (neuromodulation). ANS' customers include neurosurgeons, anesthesiologists, orthopaedic surgeons and other physicians whose patients can benefit from neuromodulation therapy. Headquartered in Plano, Texas, ANS' common stock is traded on the Nasdaq National Market System under the symbol ANSI.

In thousands, except per share amounts and employee data

Years Ended December 31,	2001	2000	1999	1998	1997
Statements of Income Data:[1,2]					
Total net revenue	$ 37,916	$ 31,827	$ 35,779	$ 26,517	$ 19,129
Net revenue[3]	37,916	31,827	26,879	23,417	19,129
Gross profit	22,241	17,127	23,852	13,993	11,041
Research and development expense	4,928	3,854	4,097	2,790	1,091
Marketing, general and administrative and amortization expenses	14,504	12,328	11,286	10,701	8,301
Income from operations	2,809	945	8,469	3,602	1,649
Net income from continuing operations	1,518	832	5,817	2,327	586
Loss from discontinued operations	—	—	—	(212)	(93)
Gain on the sale of assets of discontinued operations	—	—	—	4,585	—
Net income (loss) from discontinued operations	—	—	—	4,373	(93)
Net income	$ 1,518	$ 832	$ 5,817	$ 6,700	$ 493
Diluted income (loss) per share:					
Continuing operations	$ .15	$ .09	$ .64	$ .24	$ .06
Discontinued operations	—	—	—	.45	(.01)
Net income	$ .15	$ .09	$ .64	$ .69	$ .05
Balance Sheet Data:[2]					
Cash, cash equivalents, certificates of deposit and marketable securities	$ 11,937	$ 11,599	$ 9,736	$ 13,982	$ 4,630
Working capital	24,906	22,211	17,626	18,042	16,702
Total assets	55,865	49,565	48,407	49,546	53,548
Short-term notes payable and current maturities of long-term notes payable	52	30	—	3,633	8,633
Notes payable, excluding current maturities	137	212	—	1,000	4,869
Stockholders' equity	$ 46,812	$ 40,442	$ 36,536	$ 34,769	$ 35,530
Other Information (At Year End):					
Total employees[4]	218	195	195	188	290
Shares issued and outstanding, less treasury shares	9,072	8,764	8,393	8,833	9,779

(1) On January 30, 1998, the Company sold its cardiovascular and intravenous fluid delivery product lines (CVS Operations). The CVS Operations have been accounted for as discontinued operations.

(2) On January 2, 2001, the Company completed the acquisition of Hi-tronics Designs, Inc. The transaction was accounted for on a pooling of interests basis and accordingly, prior periods have been restated.

(3) Net revenue excludes contract research and development revenue in 1998 and 1999 from our former agreement with Sofamor Danek. See Note 12 of the Notes to Consolidated Financial Statements.

(4) Includes headcount of discontinued operations in 1997.

Advanced Neuromodulation Systems (ANS) overcame significant challenges in 2001 to record one of the most exciting and productive years in its history. We made progress on all fronts – regulatory affairs, product development, organizational improvements, financial performance and the integration of Hi-tronics Designs, Inc. (HDI).

FDA Approves ANS' Genesis™ IPG

The year began inauspiciously when the U.S. Food and Drug Administration (FDA) in February denied ANS' petition to reclassify our Genesis totally implantable pulse generator (IPG) spinal cord stimulation (SCS) system for relief of chronic pain from a Class III device to a Class II device. This unexpected decision, which delayed the commercial release of ANS' IPG in the United States, put to the test our commitment and our determination to stay the course.

Our dedicated team met the challenge. We immediately initiated the pre-market approval (PMA) process with the FDA, and maintained a constructive and open dialogue with the FDA concerning all aspects of the review process. In November, the FDA approved ANS' PMA application for the Genesis IPG for relief of chronic pain of the trunk and/or limbs. This process was a model of what can be accomplished with cooperation between the FDA and industry. We moved quickly to complete the training of our sales organization for this advanced new product, and formally launched our Genesis IPG in the U.S. in January 2002.

The FDA approval of Genesis is an important milestone for ANS. IPG sales approached $230 million worldwide in 2001. Analysts expect this market to grow at a 20-30% annual rate for years to come, driven by increasing awareness among physicians and their patients of the safety and efficacy of neurostimulation therapy for relief of chronic pain and other debilitating neurological disorders.


ANS
Genesis IPG and Leads

ANS has built a 50% share of the radio frequency (RF) segment of the SCS market based on the quality and flexibility of our Renew® RF system and backed by our strong selling organization. We believe our Genesis IPG also will be enthusiastically received by physicians and patients in the U.S., who now for the first time have a legitimate choice regarding IPGs. Since the IPG market is four times larger than the market served by our Renew RF SCS system, our Genesis system represents a substantial new growth opportunity for ANS. Our primary challenge for 2002 is to execute as effectively in the manufacturing and marketing of our Genesis IPG as we did in moving the device through the regulatory process. We are confident we will meet this challenge as well.


ANS
Renew Transmitter

Revenue and Earnings Increase

ANS gained traction on the revenue line in 2001 and, as we anticipated, gross margin increased. This allowed us to generate substantial bottom-line growth even as we continued to invest in R&D and marketing for the future. These results demonstrate how the leverage we have built into our operating platform will stimulate our bottom-line performance as we grow.

Revenue for 2001 increased 19% to a record $37,916,000 from $31,827,000 for 2000, reflecting higher sales of our Renew RF system and an increase in revenue at HDI, which was acquired in January. The acquisition of HDI, a contract developer and original equipment manufacturer (O.E.M.) of electromechanical devices, was accounted for as a pooling of interests and prior periods were restated accordingly.

Gross margin increased to 59% from 54% for 2000. Net income increased to $1,518,000, or $0.15 per diluted share, including costs related to the acquisition of HDI of $484,000 before taxes. This compares to net income for 2000 of $832,000, or $0.09 per diluted share.

Marketing expenses increased 32% to more than $9,000,000 for 2001 to support our current physician implanters, attract new implanters and increase awareness of the benefits of SCS therapy in the medical community. R&D

increased 28% to nearly $5,000,000 as we advanced our aggressive new product development program.

ANS' balance sheet is strong. Working capital at December 31, 2001 exceeded $24,900,000, including $11,937,000 in cash and marketable securities. The Company has no debt.

New Product Pipeline

Additional neuromodulation products are working their way through ANS' development pipeline. Nearest on the horizon for the U.S. is the AccuRx™ Constant Flow Implantable Pump. This innovative pump, which already has received CE Mark approval for European sales, is designed to deliver precise doses of medication directly to the spinal canal where it is needed, using only a fraction of the dosage required with oral or intravenous delivery. An FDA-approved clinical study of 109 patients at 15 U.S. sites was initiated in 2001 to gather safety and reliability data for a PMA application, which we expect to submit to the FDA in 2003.


ANS
*AccuRx Constant Flow Programable Pump**

We also successfully completed the implantation of 10 patients in a pilot clinical study of our Genesis IPG system for relief of severe chronic (occipital) headaches in the first quarter of 2002. Data from this study is currently being analyzed to determine the design of a larger pivotal study to support a PMA application for the occipital headache indication at a later date.

Organization Development

Early in 2001, we significantly expanded ANS' technology portfolio and product development capabilities with the acquisition of HDI. During the year, we completed the integration of HDI, including accounting and control functions and the coordination of manufacturing and R&D. This was a major undertaking that will allow us to realize the full potential of each organization while sustaining the creativity and entrepreneurial spirit that has been a hallmark of both businesses.

HDI, which developed and manufactures our Genesis IPG, has developed more than 60 medical devices for leading device companies in cardiology, neurology and orthopedics. It specializes in low-power electronics featuring discrete and integrated technology. ANS' strengths in software development, RF systems and lead design are highly complementary, and the combination of ANS and HDI already has accelerated ANS' design-to-market cycle. It also has strengthened our capabilities as an O.E.M. contract developer.

Watch Us Grow

ANS is a world leader in neuromodulation technology. Our SCS and drug pump platforms are applicable to a variety of therapeutic indications in addition to pain relief. Opportunities abound. Examples of potential applications include: cortical and deep brain stimulation (DBS) for the treatment of tremor, Parkinson's disease, epilepsy, pain and depression; spinal cord stimulation for the treatment of angina, peripheral vascular disease (PVD) and wound care; sacral nerve stimulation for the treatment of incontinence and pelvic pain; peripheral nerve stimulation for the treatment of chronic headaches; and intrathecal infusion of drugs for spasticity, epilepsy and other neurologic conditions. With sales of neuromodulation products for all currently approved indications expected to increase from approximately $575 million in 2001 to significantly more than $1 billion by 2005, our growth potential is great.

We are very proud of ANS' accomplishments in 2001, none of which would have been possible without the support of our distribution partners, vendors, advisors, shareholders and, most importantly, our employees and customers. We want to thank all these individuals for helping us fulfill ANS' mission to improve the quality of life for people suffering from chronic pain.

Moving forward, ANS is committed to addressing the large and growing pain management market using our own resources. We plan to seek partners where appropriate to leverage our product development, regulatory affairs and manufacturing capabilities to address other applications for our advanced

* *CE mark for EC Distribution. Not available in U.S.*

neuromodulation technology platforms. We have the tools we need to deliver advanced neuromodulation therapies to physicians and patients while also enhancing value for our shareholders. All of us at ANS are looking to the challenges ahead with enthusiasm. Watch us grow!

Sincerely,





Christopher G. Chavez
President and Chief Executive Officer

Hugh M. Morrison
Chairman of the Board







"Interventional neuromodulation products, including implantable neurostimulators and drug pumps, already address significant clinical problems and offer great promise to address a long list of clinical applications in the future. ANS is uniquely positioned to participate and grow in this exciting new area of medicine."

– Christopher Chavez


Net Revenue
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Targeting Disorders of the Nervous System

ANS designs, develops, manufactures and markets implantable medical neuromodulation devices used to manage chronic intractable pain and other disorders of the nervous system. Neuromodulation therapy is the process of delivering precise dosages of electrical current or drugs directly to targeted nerve fibers within the central nervous system using an implanted electrical stimulation device or drug pump.

Spinal Cord Stimulation Systems

Two types of spinal cord stimulation (SCS) devices are available: radio frequency (RF) and implantable pulse generator (IPG) systems. The therapy works by interfering with the transmission of pain signals to the brain. Successful SCS therapy replaces painful sensations with more pleasant sensations, called paresthesia.

RF systems use a rechargeable battery located outside the body that is contained in a small transmitter worn on a belt like a pager.


ANS



Renew

Renew RF system advances include:

- Sixteen independently controlled contacts for more configuration options
- A powerful summation capability, called MultiStim®, allows multiple stimulation settings to be linked and run in a rapid succession as a single digital prescription
- Patient-Controlled Stimulation® (PC-Stim) allows the patient to have control of multiple programs to meet diverse needs for pain relief
- An external, rechargeable power source to meet the power demands of complex, multi-focal pain patterns

"They put in the SCS system on a Thursday. By Thursday of the next week there was a world of difference. I went from someone who was bed ridden and couldn't do anything to being able to do just about anything – within a week!" *

In the RF System, an antenna connects to the transmitter and delivers mild radio-frequency waves through the skin to a surgically implanted receiver, which in turn is connected to leads containing embedded electrodes positioned in the space above the spinal cord (the epidural space). The receiver delivers mild electrical impulses through the leads, stimulating targeted nerve fibers and interrupting pain signals. Since the transmitter is worn externally and is easily recharged, RF systems are most effective in treating complex and multi-extremity pain where high power and multiple electrical stimulation sequences are required for relief.



Genesis

Genesis IPG system advances include:

- Eight independently controlled contacts for more configuration options
- A powerful summation capability, called MultiStim, allows multiple stimulation settings to be linked and run in a rapid succession as a single digital prescription
- Patient-Controlled Stimulation (PC-Stim) allows the patient to have control of multiple programs to meet diverse needs for pain relief
- Constant current stimulation delivery automatically adjusts for changes in tissue impedance, providing the patient with a constant level of stimulation



"The stimulator has given me back full activity. A full life to do the things I want to do and that I consider important." *

IPG systems, which are similar in size and appearance to pacemakers, incorporate a small battery within the implanted device itself to create electrical impulses. IPGs have the cosmetic advantage of an implanted power source, but repeat surgeries may be required to replace the device when the battery is depleted (typically every 3-5 years). IPGs therefore are best suited for simple pain where less power is required to achieve the desired result.

**Quotes represent the personal experiences of patients receiving ANS neuromodulation therapy for the treatment of chronic pain of the trunk and/or limbs. As you read them, please bear in mind that the experiences are specific to these particular people. Results may vary, not every response is the same.*

Chronic, intractable pain is the most common indication for neuromodulation therapy using spinal cord stimulation. It is estimated that more than 50 million Americans currently suffer from chronic pain, many of which are partially or totally disabled. Americans now spend more than $100 billion annually in combined direct and indirect costs to deal with chronic pain. Other currently approved indications for RF or IPG systems in the U.S. or Europe include essential tremor, Parkinson's disease, urge incontinence, epilepsy, intractable angina and peripheral vascular disease.

Additional indications for neurostimulation therapy are being investigated. ANS has completed two FDA-approved pilot clinical studies to test the effectiveness of electrical stimulation for the treatment of chronic headaches and interstitial cystitis (IC), a chronic inflammation of the bladder muscles resulting in severe pain and bladder irritation.

Implantable Drug Pumps

Two types of implantable drug pumps are used in neuromodulation therapy: constant flow and programmable.

Constant flow pumps deliver fluids at a constant, factory-set flow rate. Drug dosages can be changed by altering the concentration of "active" drug in the fluid being pumped. The flow rate of programmable pumps can be changed at any time before or after the pump is implanted. Drug dosages for patients with programmable pumps can be changed by altering either the pump flow rate or the concentration of "active" drug in the fluid being pumped. In addition, currently available programmable pumps also can be programmed to deliver drugs in a repeating cycle of several different flow rates.



AccuRx Constant Flow Implantable Pump advances include:


AccuRx



- The world's only gas-free implantable pump, AccuRx is less affected by changes in temperature or ambient pressure than gas-driven pumps
- Smaller and lighter than competing pumps with comparable reservoir volumes
- An accurate high pressure gas-driven pump that is easy to refill

Both constant flow and programmable implantable drug pumps for pain deliver medication intraspinally, or directly into the spinal canal, precisely where it is needed. This treatment enables effective management of the patient's condition with only a fraction of the dosage required with oral or intravenous drug delivery. An additional benefit of this technology is smaller, more precisely delivered doses, which can result in fewer side effects and a better quality of life for the patient.

Pain is the most common indication for neuromodulation therapy using implantable drug pumps. This category of technology also is approved for use to deliver chemotherapeutic or anti-spasticity medication. Additional indications under development by other companies include Amyotrophic Lateral Sclerosis (ALS), Alzheimer's disease, epilepsy, Huntington's disease and Parkinson's disease.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes.

Critical Accounting Policies and Estimates

General

ANS' discussion and analysis of its financial condition and results of operations are based upon ANS' consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to product returns, bad debts, inventories, intangible assets, warranty obligations and contingencies and litigation. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in preparation of its consolidated financial statements.

Revenue Recognition

Revenue from the sale of our neuromodulation products and custom manufactured O.E.M. products at HDI is recognized when the goods are shipped to our customers. We record, as a reduction in revenue, a provision for estimated sales returns and allowances on these product sales in the same period as the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. If the historical data we use to calculate these estimates does not properly reflect future returns, revenue could be overstated.

We also design and develop products at HDI under fixed price development agreements with third parties. Each development agreement reflects the terms and conditions of the project, including project objectives, product specifications, responsibilities for tasks, licenses and fields of use of intellectual properties, manufacturing rights and compensation to be paid to HDI, amongst other terms and conditions. A typical development project will take one to two years to complete and is undertaken in accordance with the Design Controls of the FDA's Quality System Regulation (QSR) and similar international standards. We recognize revenue and profit under the development agreements using the percentage-of-completion method, which relies on estimates of total expected revenue and costs. We follow this method since reasonably dependable estimates of revenue and costs applicable to various stages of a development agreement can be made. If we do not accurately estimate the resources required or the scope of work to be performed under a development agreement, then future profit margins and results of operations may be negatively impacted.

In certain cases, HDI will undertake a development project on a cost plus basis. In this event, we periodically invoice the customer for actual time and material expended on the project at predetermined hourly billing rates and mark ups.

Bad Debt

We are required to estimate the collectibility of our trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of the receivables including the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances or write-offs may be required.

Inventory

Our reserve for excess and obsolete inventory is based upon forecasted demand for our products. If the demand for our products is less favorable than those projected by management, additional inventory write-downs or write-offs may be required.

Intangible Assets

Goodwill associated with the excess purchase price over the

fair value of assets acquired and other identifiable intangible assets, such as patents, purchased technology, tradenames and covenants not to compete, are currently amortized on the straight-line method over their estimated useful lives.

In assessing the recoverability of our intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

Warranty Obligations

Our products are generally covered by a one-year warranty. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service our warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase resulting in decreased gross profit.

Contingencies

We are subject to proceedings, lawsuits and other claims related to our products and business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy, in dealing with these matters.

Currently, product liability claims are the only litigation to which we are a party. While historically our product liability claims have not resulted in significant monetary liability beyond our insurance coverage, an adverse judgment beyond our insurance coverage could have a material adverse impact on our results of operations and financial condition.

Overview

On November 21, 2001, the FDA approved the Pre-Market Approval (PMA) application for our Genesis IPG. This approval enables us to commercially market the Genesis IPG in the United States, which we formally commenced in January 2002 and to participate in 100% of the neurostimulation market to treat chronic pain of the trunk and limbs. Industry analysts estimate that the worldwide IPG market is growing at a 26% annual rate and will approach $300 million in 2002. Until our launch of the Genesis IPG, only one other company marketed an approved IPG device in the United States.

On January 2, 2001, we acquired the assets (primarily intellectual property consisting of patents and know-how) of Implantable Devices Limited Partnership (IDP) and ESOX Technology Holdings, LLC (ESOX), two privately held Minnesota companies, for 119,100 shares of ANS common stock. Based on the closing price of ANS common stock on December 29, 2000, the value of the stock issued to acquire the assets was $2.43 million. IDP was formed in 1986 to commercialize certain implantable infusion technologies developed at the University of Minnesota. We entered a license agreement with IDP in 1995 to license rights to implantable infusion pump technologies developed by IDP and ESOX for applications in pain and cancer therapy. Under the license agreement, we were obligated to pay IDP royalties on worldwide sales of implantable infusion pumps using IDP technology. The January 2, 2001 acquisition canceled the license agreement, thereby eliminating our future royalty obligations, and expanded our rights to use the pump technologies in all applications through our acquisition of the intellectual property. We completed development of our AccuRx fully implantable constant flow infusion pump in late 2000 using technology we licensed from IDP. We received CE mark approval to distribute the pump internationally and commenced sales internationally during the second quarter of fiscal 2001. We also received an Investigational Device Exemption (IDE) from the FDA to initiate clinical trials in the United States. The clinical trials include 109 patients and are being conducted in 15 sites. The trials commenced in the first quarter of 2001 and are progressing according to plan. The data gathered during the trials will be used to support our PMA application.

Also on January 2, 2001, we completed the acquisition of Hi-tronics Designs, Inc. (HDI or Hi-tronics), a privately-held contract developer and original equipment manufacturer (O.E.M.) of electro-mechanical devices headquartered in Budd

Lake, New Jersey. We acquired HDI through a stock-for-stock merger in which we issued 1,104,725 shares of ANS common stock. The transaction is accounted for on a pooling of interests basis and accordingly, prior year results have been restated. HDI developed and is the manufacturer of our Genesis IPG and is also the O.E.M. manufacturer of the transmitter used with our Renew radio-frequency spinal cord stimulation system. HDI was founded in 1987 and has developed more than 60 medical devices for some of the leading medical device companies in the fields of cardiology, neurology and orthopedics. The core strength of HDI is in developing highly sophisticated electronic circuits with very low power requirements, utilizing both discrete and highly integrated technology. We believe this competency, when combined with our own strengths in lead design and packaging, will allow us to develop more sophisticated products in compressed, development-cycle timetables. In addition, the merger will result in vertical integration benefits in manufacturing that should enhance margins on our current and future products.

As a result of HDI's fiscal year ending on a different date than the Company's, for the one-month period ended December 31, 2000 the results of operations of HDI have been charged directly to retained earnings in the Consolidated Statement of Stockholders' Equity for the period ended December 31, 2001. During the month of December 2000, HDI recorded net revenue of $119,481 and a loss before income tax benefit of $591,600. The net loss for the one-month period ended December 31, 2000 was $347,679. Results of HDI for this one-month period were negatively impacted by a problem with a component supplied by a vendor. This resulted in substantially lower than normal revenue since the products using the component could not be manufactured and delivered. The component problem was quickly resolved with the vendor and shipments of products using the component commenced in late January 2001.

In June 1998, we entered into an agreement under which we would develop and manufacture products and systems for use in Deep Brain Stimulation ("DBS") for Sofamor Danek. See Note 12 - "Product Development Agreement" of the Notes to Consolidated Financial Statements. We received a payment of $4 million upon execution of the agreement that was being recognized into income as revenue based upon the estimated completion of the development project. During the year ended December 31, 1998, we recognized $3.1 million into income as revenue. The remaining $900,000 was recognized into income as revenue during January 1999 due to the termination of the agreement with Sofamor Danek as a result of the merger of Sofamor Danek and Medtronic, Inc. In connection with the termination, we also received an additional payment of $8 million from Sofamor Danek, which was recognized into income as revenue during January 1999.

Results of Operations

Comparison of the Years Ended December 31, 2001 and 2000

We reported net income of $1.52 million or $.15 per diluted share in 2001 compared to $832,000 or $.09 per diluted share in 2000. The results for 2001 include a pretax expense of $484,000 for costs associated with our acquisition of HDI on January 2, 2001. These costs were expensed instead of capitalized because the acquisition is accounted for under the pooling of interests method.

Total net revenue of $37.92 million for the year ended December 31, 2001 increased 19.1% from the comparable 2000 level of $31.83 million. This growth was attributable to both continued strong sales of our advanced neuromodulation products used to treat chronic pain, which increased 19.0% to $27.46 million, and higher sales at HDI, which increased 19.6% to $10.46 million. On November 21, 2001, we received approval from the FDA to begin marketing our Genesis IPG in the United States and the first implants occurred in late December 2001. We formally launched the Genesis IPG in the United States in January 2002.

The launch of the Genesis IPG could temporarily impede growth in sales of Renew systems, which could affect the rate of our overall revenue and profitability growth. Although Genesis and Renew are targeted towards patients with different types of pain and Genesis is not intended to replace Renew in the neuromodulation market, some pain specialists may recommend Genesis to their patients when they would have otherwise recommended Renew, and consequently, Genesis may substitute for some sales of Renew. Although it is too early in the process to accurately predict the future impact of this factor, management believes it is possible that sales of Renew may plateau or even decline modestly, at least during the first several months of Genesis sales.

Because neuromodulation devices have gained acceptance as a viable, efficacious and cost-effective treatment alternative for relieving chronic intractable pain and improving neurological function, we are continuing our efforts to expand our product offerings in the high-growth market of neuromodulation. Today, we are a market share and technology leader in the radio-frequency stimulation segment of the neuromodulation market, which industry analysts expect to approach $74 million in 2002, and we are now only the second market participant in the totally implantable stimulation segment which industry analysts expect to approach $300 million in 2002. Over the last three years, to position us to participate in the other larger and more rapidly growing segments of the neuromodulation market, we continued to aggressively invest in development projects for our technology platforms, including our IPG for spinal cord stimulation, IPG for deep brain stimulation and a fully implantable constant flow infusion pump. Some of the fruits of our development efforts were realized during 2001 when we received CE mark approval and began commercialization of our Genesis IPG and AccuRx constant flow implantable infusion pump in international markets during the first half of 2001 and when we received FDA approval of our Genesis IPG in November 2001 and subsequently launched it in the United States in January 2002. In 2002, we plan to continue our development efforts on advanced technology platforms for stimulation and drug delivery therapies.

Gross profit increased to $22.24 million in 2001 from $17.13 million in 2000 due to the increase in net revenue discussed above and an improvement in gross profit margins. Gross profit margin increased to 58.7% in 2001 compared to 53.8% in 2000, due to higher sales of the Renew radio frequency spinal cord stimulation system, which contributes higher margins than HDI product sales, a reduction in specialty distributor sales where we recognize lower margins than sales through commissioned sales agents and operational efficiencies from higher manufacturing volumes.

Total operating expenses (the aggregate of research and development, marketing, amortization of intangibles and administrative expenses) increased to $19.43 million in 2001 compared to $16.18 million in 2000, and as a percentage of total net revenue, increased to 51.2% in 2001 from 50.8% in 2000. In 2001, we continued to invest in our product development pipeline and in infrastructure to enhance our sales and marketing capabilities.

Research and development expense increased to $4.93 million in 2001, or 13.0% of 2001 total net revenue, from $3.85 million during 2000, or 12.1% of 2000 total net revenue. This increase in the absolute dollar amount in 2001 compared to 2000 was the result of higher consulting expense and test material expense. During 2001, these expenditures were directed toward development of our IPG stimulation system platforms for spinal cord stimulation, our next generation radio-frequency stimulation system platform, our proprietary constant flow infusion pump and an IPG stimulation system for Deep Brain Stimulation.

Marketing expense, as a percentage of total net revenue, increased from 21.5% in 2000 to 23.9% in 2001, and the absolute dollar amount increased from $6.85 million during 2000 to $9.06 million in 2001. This dollar increase during 2001 was attributable to higher commission expense from increased product sales and a change from distributors to commissioned sales agents in certain United States territories, higher salary and benefit expense from staffing additions in reimbursement and direct sales personnel, higher expense for education and training of new implanters and higher expense for new product introductions.

General and administrative expense decreased to $3.96 million during 2001 from $4.24 million in 2000 and as a percentage of total net revenue, decreased to 10.4% in 2001 from 13.3% during 2000. The decrease in this expense during 2001 was principally the result of lower salary expense from a reduction in certain salaries of the former owners of HDI effective as of January 2001 when we acquired HDI.

Amortization of goodwill and other intangibles increased to $1.49 million in 2001 from $1.23 million in 2000 primarily due to additional amortization expense for patents we acquired from ESOX on January 2, 2001.

Other income decreased to an expense of $26,000 in 2001 from income of $546,000 in 2000 primarily as a result of an expense in 2001 of $484,000 for costs associated with the acquisition of HDI and lower interest income due to lower yields on invested funds.

Income tax expense increased to $1.27 million in 2001 from $659,000 in 2000, and the overall effective tax rate was 45.5% in 2001 compared to 44.2% in 2000. Our expense for amortization of costs in excess of net assets acquired (goodwill) is not deductible for tax purposes, and, when combined with a provision for state taxes, results in the higher effective tax rate during both 2001 and 2000 compared to the U.S. statutory rate for corporations of 34%. In addition, approximately $234,000 of the $484,000 of costs incurred in the acquisition of HDI are not deductible for tax purposes, which also contributed to the higher effective tax rate during 2001 compared to the U.S. statutory rate of 34%.

Comparison of the Years Ended December 31, 2000 and 1999

We reported net income of $832,000 or $.09 per diluted share in 2000 compared to $5.82 million or $.64 per diluted share in 1999. The 1999 results benefited from $8.9 million of revenue recorded in connection with our former development agreement with Sofamor Danek.

Total net revenue of $31.83 million for the year ended December 31, 2000, was $3.95 million below the comparable 1999 level of $35.78 million due to $8.9 million of net revenue in the 1999 period associated with our former development agreement with Sofamor Danek. Excluding the development agreement revenue, net revenue increased 18.4% to $31.83 million in 2000 from $26.88 million in 1999. This increase in net revenue was the result of higher unit sales volume of our Renew systems, which increased $2.5 million or 12.2% to $23.08 million. Sales at HDI also increased $2.45 million or 38.9% to $8.75 million.

Gross profit decreased to $17.13 million in 2000 from $23.85 million in 1999 due to the decrease in total net revenue discussed above and a decrease in gross profit margins. Gross profit margin decreased to 53.8% in 2000 from 66.7% in 1999 due to higher revenue from HDI, whose O.E.M. sales contribute lower gross margins than our proprietary neuromodulation products and the contract revenue in 1999 from our development agreement with Sofamor Danek, which contributed higher gross margins. Gross profit margin from sales of the neuromodulation products remained approximately the same at 67.6% in the 2000 period compared to 67.8% in the 1999 period.

Total operating expenses (the aggregate of research and development, marketing, amortization of intangibles and administrative expenses) increased to $16.18 million in 2000 from $15.38 million in 1999, and as a percentage of total net revenue, increased to 50.8% in 2000 from 43.0% in 1999.

Research and development expense decreased in absolute dollars to $3.85 million in 2000, or 12.1% of 2000 total net revenue, from $4.10 million during 1999, or 11.4% of 1999 total net revenue. This decrease in absolute dollars during 2000 compared to 1999 was the result of lower consulting expense. During 2000, these expenditures were directed toward development of our IPG stimulation system for spinal cord stimulation, our next generation radio-frequency stimulation system, our proprietary constant flow infusion pump and an IPG stimulation system for Deep Brain Stimulation.

Marketing expense, as a percentage of total net revenue, increased from 17.6% in 1999 to 21.5% in 2000, while the absolute dollar amount increased from $6.29 million during 1999 to $6.85 million in 2000. This dollar increase during 2000 was attributable to higher commission expense from increased product sales and a change from distributors to commissioned sales agents in certain United States territories, higher expense for education and training of new implanters and higher convention expense.

General and administrative expense increased from $3.81 million during 1999 to $4.24 million in 2000 and as a percentage of total net revenue, increased to 13.3% in 2000 from 10.6% during 1999. The increase of $435,000 in absolute dollar expense during 2000 was principally the result of higher legal expense, property tax expense, investor relations expense and consulting expense.

Amortization of goodwill and other intangibles increased slightly to $1.23 million in 2000 from $1.19 million during 1999 due to expense for additional patents we licensed.

Other income decreased to $546,000 in 2000 from $687,000 in 1999 primarily as a result of lower interest income due to lower funds available for investment.

Income tax expense decreased to $659,000 in 2000 from $3.34 million in 1999 due to lower income before income taxes in 2000 compared to 1999, as the 1999 period included the

$8 million termination payment from our former development agreement with Sofamor Danek. This represents effective tax rates of 44.2% in 2000 and 36.5% in 1999. Our expense for amortization of costs in excess of net assets acquired (goodwill) was not deductible for tax purposes, and, when combined with a provision for state taxes, resulted in the higher effective tax rate during both 2000 and 1999 compared to the U.S. statutory rate for corporations of 34%.

Liquidity and Capital Resources

At December 31, 2001, our working capital increased to $24.91 million from $22.21 million at year-end 2000. The ratio of current assets to current liabilities was 4.77:1 at December 31, 2001, compared to 5.37:1 at December 31, 2000. Cash, cash equivalents, certificates of deposit and marketable securities totaled $11.94 million at December 31, 2001, compared to $11.60 million at December 31, 2000.

We increased our investment in inventories to $9.75 million at December 31, 2001, from $7.09 million at December 31, 2000. This increase from year-end 2000 was primarily the result of three factors. First, we increased our investment in consignment inventories as a result of adding 15 commissioned sales agents during 2001 to whom we provide approximately $30,000 in consignment inventory each. Second, we purchased raw material and produced finished goods inventory for our AccuRx drug pump to support its launch internationally and for clinical trails in the United States. Third and most significantly, we purchased raw materials and produced finished goods of our Genesis IPG to support our international launch during 2001 and to prepare for our launch in the United States in January 2002.

We spent $3.11 million during 2001 for capital expenditures, non-competes and license fees for additional patents and intellectual property we are licensing. Of these expenditures, $1.96 million was spent for manufacturing tooling and equipment for new products we developed, including the Genesis IPG and AccuRx drug pump, $500,000 was spent for computer equipment and office furniture, $557,000 was spent for license fees and non-competes and $85,000 was spent for leasehold improvements.

We believe our current cash, cash equivalents, certificates of deposit and marketable securities and cash generated from operations will be sufficient to fund our current levels of operating needs and capital expenditures for the foreseeable future. We currently have no credit facilities in place. If we decide to acquire complementary businesses or product lines, or enter into joint ventures or strategic alliances that require substantial capital, we intend to finance those activities by the most attractive alternative available, which could be bank borrowings or the issuance of debt or equity securities.

Cash Flows

Net cash provided by operating activities was $3.06 million in 2001, $690,000 in 2000 and $2.95 million in 1999. Net cash provided by operating activities increased from $690,000 in 2000 to $3.06 million in 2001, an increase of approximately $2.38 million. This increase in 2001 compared to 2000 was primarily the result of an increase in net income of $685,000 ($1.52 million in 2001 from $832,000 in 2000) and a $1.41 million decrease in the amount of cash used for changes in working capital components ($2.76 million in 2000 to $1.35 million in 2001). For 2000 compared to 1999, net cash provided by operating activities decreased from $2.95 million in 1999 to $690,000 in 2000, a decrease of approximately $2.26 million. This decrease in 2000 compared to 1999 was primarily the result of a $4.98 million decrease in net income ($832,000 in 2000 from $5.82 million in 1999) due to the 1999 period including the $8 million pretax termination payment from our former development agreement with Sofamor Danek. In 2000 however, we reduced the cash used for changes in working capital components from $5.13 million in 1999 to $2.76 million in 2000, a reduction of $2.37 million.

Net cash used in investing activities was $3.09 million in 2001 and $2.94 million in 2000 while investing activities provided cash of $803,000 in 1999. In 2001, our primary investing activities using cash were the purchase of marketable securities ($3.90 million) and capital expenditures ($3.11 million) for additional manufacturing tooling and equipment, office furniture and equipment, non-compete agreements and licensing fees for patents, while maturing certificates of deposit and sales of marketable securities provided cash of $3.92 million. In 2000, our primary investing activities using cash were the purchase of marketable securities and certificates of deposit with maturities over 90 days ($2.23 million) and capital expenditures ($1.65 million) for additional manufacturing tooling and equipment, office furniture and equipment and licensing fees for patents, while maturing certificates of deposit and the sale of marketable securities provided cash of $949,000. In 1999, our primary investing activities using cash were the purchase of marketable securities ($380,000) and capital expenditures ($5.64 million) for leasehold improvements and furnishings and equipment for our newly leased Plano, Texas facility, manufacturing tooling and equipment and licensing fees for patents, while we received net proceeds of $6.35 million from the sale of our facility to Atrion Corporation and $466,000 from the sale of marketable securities.

Net cash provided by financing activities was $957,000 in 2001 and $2.57 million in 2000, while financing activities in 1999 used cash of $7.81 million. During 2001, we used $48,000 to reduce certain debt obligations, while we received approximately $1.0 million from the exercise of stock options. During 2000, we used $29,000 to reduce certain debt obligations, while we received $2.6 million of cash from the exercise of stock options ($1.93 million), the private placement of common stock ($400,000) and proceeds from a long-term note payable ($270,000). During 1999, we used $3.63 million to repay our mortgage debt when we sold our facility to Atrion Corporation and $4.75 million for share repurchases, while we received approximately $573,000 from the exercise of stock options.

Currency Fluctuations

Substantially all of our international sales are denominated in U.S. dollars. Fluctuations in currency exchange rates in other countries could reduce the demand for our products by increasing the price of our products in the currency of the countries in which the products are sold, although we do not believe currency fluctuations have had a material effect on the Company's results of operations to date.

Forward-Looking Statements

The following is a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this Annual Report that are not based on historical facts are "forward-looking statements." Terms such as "plan," "should," "would," "anticipate," "believe," "intend," "estimate," "expect," "predict," "scheduled," "new market," "potential market applications" and similar expressions are intended to identify forward-looking statements that express management's assumptions and beliefs. Such statements are by nature subject to uncertainties and risks, including but not limited to: market acceptance of the new Genesis™ IPG; continued market acceptance of our Renew® system following the launch of the Genesis IPG; completion of research and development projects in an efficient and timely manner; obtaining regulatory approvals on a timely and cost-efficient basis to permit the introduction of new products; the satisfactory completion of clinical trials and/or market tests prior to the introduction of new products; the adequacy, acceptability and timeliness of component supply; the approval of new products by reimbursement agencies like insurance companies, HMOs, Medicare and Medicaid; the efficacy of the Company's products for new applications; attracting interest from potential partners to develop other applications for our neuromodulation technology platforms; and other risks detailed from time to time in the Company's SEC filings. Consequently, if such management assumptions prove to be incorrect or such risks or uncertainties materialize, anticipated results could differ materially from those forecast in forward-looking statements.

Assets

December 31,	2001	2000
Current assets:		
Cash and cash equivalents	$ 9,785,325	$ 9,528,721
Certificates of deposit with maturities over 90 days at purchase	—	1,040,000
Marketable securities	2,151,722	1,030,318
Receivables:		
Trade accounts, less allowance for doubtful accounts of $124,111 in 2001 and $213,249 in 2000	6,493,772	5,164,231
Interest and other	235,594	734,550
Total receivables	6,729,366	5,898,781
Inventories:		
Raw materials	4,685,586	3,432,335
Work-in-process	1,723,419	1,075,111
Finished goods	3,339,840	2,580,193
Total inventories	9,748,845	7,087,639
Deferred income taxes	1,726,517	1,282,072
Refundable income taxes	678,341	359,953
Prepaid expenses and other current assets	685,169	1,064,850
Total current assets	31,505,285	27,292,334
Equipment and fixtures:		
Furniture and fixtures	3,400,909	2,900,149
Machinery and equipment	8,550,504	6,585,774
Leasehold improvements	1,610,810	1,525,542
	13,562,223	11,011,465
Less accumulated depreciation and amortization	6,353,920	4,390,113
Net equipment and fixtures	7,208,303	6,621,352
Cost in excess of net assets acquired (goodwill), net of accumulated amortization of $3,404,427 in 2001 and $2,847,824 in 2000	7,407,237	7,963,840
Patents and licenses, net of accumulated amortization of $1,045,106 in 2001 and $674,220 in 2000	5,368,213	3,104,254
Purchased technology from acquisitions, net of accumulated amortization of $1,800,000 in 2001 and $1,533,334 in 2000	2,200,000	2,466,666
Tradenames, net of accumulated amortization of $843,736 in 2001 and $718,745 in 2000	1,656,264	1,781,255
Other assets, net of accumulated amortization of $392,033 in 2001 and $221,320 in 2000	519,783	334,865
	$ 55,865,085	$ 49,564,566

Liabilities and Stockholders' Equity

December 31,	2001	2000
Current liabilities:		
Accounts payable	$ 1,835,037	$ 1,269,102
Accrued salary and employee benefit costs	2,112,127	1,293,065
Accrued tax abatement liability	969,204	969,204
Customer deposits	1,042,690	543,885
Warranty reserve	383,477	422,182
Other accrued expenses	204,151	487,230
Current maturities of long-term note payable	52,325	29,601
Income taxes payable	—	67,240
Total current liabilities	6,599,011	5,081,509
Deferred income taxes	2,316,796	2,354,170
Long-term note payable	137,397	211,681
Non-current customer deposits	—	1,475,393
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.05 par value		
Authorized - 25,000,000 shares;		
Issued - 9,071,868 shares in 2001 and 8,883,059 in 2000	453,593	444,153
Additional capital	38,670,248	34,469,471
Retained earnings	7,709,290	6,539,223
Accumulated other comprehensive income (loss), net of tax benefit of $10,949 in 2001 and $42,883 in 2000	(21,250)	(83,241)
Cost of common shares in treasury; 119,100 in 2000	—	(927,793)
Total stockholders' equity	46,811,881	40,441,813
	$ 55,865,085	$ 49,564,566

See accompanying Notes to Consolidated Financial Statements.

Years Ended December 31,	2001	2000	1999
Net revenue	$ 37,916,435	$ 31,826,998	$ 26,879,019
Net revenue-contract research and development	—	—	8,900,000
Total net revenue	37,916,435	31,826,998	35,779,019
Operating expenses:			
Cost of revenue	15,675,436	14,699,633	11,927,260
General and administrative	3,957,867	4,243,720	3,808,263
Research and development	4,928,432	3,854,084	4,096,506
Amortization of goodwill	556,604	556,604	556,604
Amortization of other intangibles	933,257	676,508	631,085
Marketing	9,055,932	6,851,022	6,290,004
	35,107,528	30,881,571	27,309,722
Income from operations	2,808,907	945,427	8,469,297
Other income (expense):			
Acquisition related costs	(483,766)	—	—
Interest expense	(24,346)	(59,015)	(147,061)
Investment and other income, net	482,417	604,570	834,027
	(25,695)	545,555	686,966
Income before income taxes	2,783,212	1,490,982	9,156,263
Income taxes	1,265,466	658,524	3,339,341
Net income	$ 1,517,746	$ 832,458	$ 5,816,922
Net income per share:			
Basic	$ .17	$ .10	$ .73
Diluted	$ .15	$ .09	$ .64

See accompanying Notes to Consolidated Financial Statements.

Years Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,517,746	$ 832,458	$ 5,816,922
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,932,452	1,636,857	1,091,994
Amortization	1,489,861	1,233,112	1,187,689
Deferred income taxes	(455,003)	(330,804)	(79,443)
Non-operating gain included in net income	—	(33,509)	(47,389)
Increase in inventory reserve	107,880	111,144	112,500
Changes in operating assets and liabilities			
Receivables	(1,027,050)	(486,949)	(1,295,739)
Inventories	(2,672,605)	270,190	(4,277,363)
Refundable income taxes	(318,388)	(359,953)	—
Prepaid expenses and other current assets	564,866	144,880	(426,357)
Customer deposits	(706,916)	(1,071,372)	1,368,018
Income taxes payable	1,580,025	82,848	(1,481,786)
Accounts payable	493,227	(1,348,526)	892,536
Accrued expenses	553,380	9,892	648,505
Deferred revenue	—	—	(559,200)
Total adjustments	1,541,729	(142,190)	(2,866,035)
Net cash provided by operating activities	3,059,475	690,268	2,950,887
Cash flows from investing activities:			
Purchases of certificates of deposit with maturities over 90 days	—	(1,425,000)	—
Proceeds from certificates of deposits with maturities over 90 days	1,040,000	385,000	—
Purchases of marketable securities	(3,896,199)	(808,760)	(380,000)
Net proceeds from sales of marketable securities	2,876,720	564,194	466,217
Additions to equipment, fixtures and patent licenses	(3,108,055)	(1,653,194)	(5,637,896)
Net proceeds from sale of assets in 2000 and discontinued operations in 1999	—	600	6,354,965
Net cash provided by (used in) investing activities	(3,087,534)	(2,937,160)	803,286
Cash flows from financing activities:			
Decrease in short-term obligations	—	—	(3,633,475)
Payment of long-term notes	(47,807)	(28,718)	—
Proceeds from long-term note payable	—	270,000	—
Net proceeds from private placement of common stock	—	400,000	—
Exercise of stock options and warrants	1,004,914	1,929,450	573,272
Purchase of treasury stock	—	—	(4,752,311)
Net cash provided by (used in) financing activities	957,107	2,570,732	(7,812,514)
Net increase (decrease) in cash and cash equivalents	929,048	323,840	(4,058,341)
Net cash used by Hi-tronics in December 2000 (see Note 3)	(672,444)	—	—
Cash and cash equivalents at beginning of year	9,528,721	9,204,881	13,263,222
Cash and cash equivalents at end of year	$ 9,785,325	$ 9,528,721	$ 9,204,881
Supplemental cash flow information is presented below:			
Income taxes paid	$ 815,000	$ 1,138,685	$ 4,902,411
Interest paid	$ 24,346	$ 59,015	$ 147,061
Non-cash activity:			
Stock issued for patents and intangible assets	$ 2,426,662	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

Three Years Ended December 31, 2001	Common Stock Shares	Common Stock Amount	Additional capital	Retained earnings (deficit)	Other comprehensive income (loss)	Treasury stock	Total stockholders equity
Balance at December 31, 1998	8,883,059	$ 444,153	$35,331,237	$ (110,157)	$ (130,760)	$ (765,424)	$ 34,769,049
Net income	—	—	—	5,816,922	—	—	5,816,922
Adjustment to unrealized losses on marketable securities	—	—	—	—	(91,821)	—	(91,821)
Comprehensive income							5,725,101
Issuance of 162,068 shares from treasury for stock option exercises	—	—	(954,221)	—	—	1,527,493	573,272
Purchase of 602,275 treasury shares, at cost	—	—	—	—	—	(4,752,311)	(4,752,311)
Tax benefit from stock option exercises	—	—	221,096	—	—	—	221,096
Balance at December 31, 1999	8,883,059	444,153	34,598,112	5,706,765	(222,581)	(3,990,242)	36,536,207
Net income	—	—	—	832,458	—	—	832,458
Adjustment to unrealized losses on marketable securities	—	—	—	—	139,340	—	139,340
Comprehensive income							971,798
Issuance of 32,900 shares from treasury for private placement	—	—	100,000	—	—	300,000	400,000
Issuance of 337,941 shares from treasury for stock option and warrant exercises	—	—	(832,999)	—	—	2,762,449	1,929,450
Tax benefit from stock option exercises	—	—	604,358	—	—	—	604,358
Balance at December 31, 2000	8,883,059	444,153	34,469,471	6,539,223	(83,241)	(927,793)	40,441,813
Net income	—	—	—	1,517,746	—	—	1,517,746
Net loss of Hi-tronics for December 2000 (see Note 3)	—	—	—	(347,679)	—	—	(347,679)
Adjustment to unrealized losses on marketable securities	—	—	—	—	61,991	—	61,991
Comprehensive income							1,232,058
Compensation expense resulting from changes to Hi-tronics stock options in December 2000	—	—	37,029	—	—	—	37,029
Issuance of shares for stock option exercises	188,809	9,440	995,474	—	—	—	1,004,914
Tax benefit from stock option exercises	—	—	1,669,405	—	—	—	1,669,405
Issuance of 119,100 shares from treasury for acquisition	—	—	1,498,869	—	—	927,793	2,426,662
Balance at December 31, 2001	9,071,868	$ 453,593	$38,670,248	$ 7,709,290	$ (21,250)	$ —	$ 46,811,881

See accompanying Notes to Consolidated Financial Statements.

(1) Business

Advanced Neuromodulation Systems, Inc. (the "Company" or "ANS") designs, develops, manufactures and markets implantable neuromodulation devices. ANS devices are used primarily to manage chronic severe pain. ANS revenues are derived primarily from sales throughout the United States, Europe and Australia.

On January 2, 2001, the Company acquired the assets (primarily intellectual property consisting of patents) of Implantable Devices Limited Partnership (IDP) and ESOX Technology Holdings, LLC (ESOX), two privately held Minnesota companies. See Note 3.

On January 2, 2001, the Company completed the acquisition of Hi-tronics Designs, Inc. (HDI), a privately-held contract developer and original equipment manufacturer (O.E.M.) of electro-mechanical devices with headquarters in Budd Lake, New Jersey. See Note 3.

The research and development, manufacture, sale and distribution of medical devices is subject to extensive regulation by various public agencies, principally the Food and Drug Administration and corresponding state, local and foreign agencies. Product approvals and clearances can be delayed or withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial marketing.

In addition, ANS neuromodulation products are purchased primarily by hospitals and other users who then bill various third-party payors including Medicare, Medicaid, private insurance companies and managed care organizations. These third-party payors reimburse fixed amounts for services based on a specific diagnosis. The impact of changes in third-party payor reimbursement policies and any amendments to existing reimbursement rules and regulations that restrict or terminate the eligibility of ANS products could have an adverse impact on the Company's financial condition and results of operations.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Advanced Neuromodulation Systems, Inc. and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition

The Company recognizes revenue from neuro product sales when the goods are shipped to its customers. The Company recognizes revenue from custom manufactured products at HDI when the goods are shipped to the customer. HDI also develops products for certain customers under research and development contracts. HDI recognizes revenue under such development contracts based upon the percentage-of-completion method. Measurement of progress to completion is based upon costs incurred and estimated total costs.

Marketable Securities

The Company's marketable securities and debt securities are classified as available-for-sale and are carried at fair value with the unrealized gains and losses reported in a separate component of stockholders' equity entitled "Other comprehensive income." The cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary are included in other income. The cost of securities sold is based on the specific identification method. Interest and dividends are included in investment income.

Inventories

Inventories are recorded at the lower of standard cost or market. Standard cost approximates actual cost determined on the first-in, first-out ("FIFO") basis. Cost includes the acquisition cost of raw materials and components, direct labor and overhead.

Equipment and Fixtures

Equipment and fixtures are stated at cost. Additions and improvements extending asset lives are capitalized while maintenance and repairs are expensed as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the accounts and any gain or loss is reflected in the Statement of Income.

Depreciation is provided using the straight-line method over the estimated useful lives of the various assets as follows:

Leasehold improvements	3 to 5 years
Furniture and fixtures	2 to 10 years
Machinery and equipment	3 to 10 years

Intangible Assets

The excess of cost over the net assets of acquired businesses ("goodwill") is amortized on a straight-line basis over the estimated useful life of 20 years.

The cost of purchased technology related to acquisitions is based on appraised values at the date of acquisition and is amortized on a straight-line basis over the estimated useful life (15 years) of such technology.

The cost of purchased tradenames is based on appraised values at the date of acquisition and is amortized on a straight-line basis over the estimated useful life (20 years) of such tradenames.

The cost of purchased patents is amortized on a straight-line basis over the estimated useful life (17 years) of such patents. The cost of certain licensed patents is amortized on a straight-line basis over the estimated useful life (20 years) of such patents. Costs of patents that are the result of internal development are charged to current operations.

The Company assesses the recoverability of all its intangible assets primarily based on its current and anticipated future undiscounted cash flows. At December 31, 2001, the Company does not believe there has been any impairment of its intangible assets.

Research and Development

Product development costs including start-up and research and development are charged to operations in the year in which such costs are incurred.

Advertising

Advertising expense is charged to operations in the year in which such costs are incurred. Total advertising expense, included in marketing expense was $20,592, $24,716 and $40,440 at December 31, 2001, 2000 and 1999, respectively.

Deferred Taxes

Deferred income taxes are recorded based on the liability method and represent the tax effect of the differences between the financial and tax basis of assets and liabilities other than costs in excess of the net assets of businesses acquired.

Stock-Based Compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which disclosures are presented in Note 7, "Stockholders' Equity." Because of this election, the Company continues to account for its stock-based compensation plans under APB No. 25, "Accounting for Stock Issued to Employees." All of the Company's stock option grants are at exercise prices equal to the fair market value of the Company's stock on the date of grant, and therefore, no compensation expense is recorded.

Income Per Share

Basic income per share is computed based only on the weighted average number of common shares outstanding during the period, and the dilutive effect of stock options and warrants is excluded. Diluted income per share is computed using the additional dilutive effect, if any, of stock options and warrants using the treasury stock method based on the average market price of the stock during the period. Basic income per share for 2001, 2000 and 1999 are based upon 8,926,985, 8,507,048, and 8,679,952 shares, respectively. Diluted income per share for 2001, 2000, and 1999 are based upon 9,917,007, 9,398,934, and 9,105,289 shares, respectively. The following table presents the reconciliation of basic and diluted shares:

	2001	2000	1999
Weighted-average shares outstanding (basic shares)	8,926,985	8,507,048	8,679,952
Effect of dilutive instruments[1]			
Stock options	990,022	847,349	406,701
Warrants	—	44,537	18,636
Dilutive potential common shares	990,022	891,886	425,337
Diluted shares	9,917,007	9,398,934	9,105,289

[1] *See Note 7 for a description of these instruments.*

For 2001, 2000 and 1999 the incremental shares used for dilutive income per share relate to stock options and warrants whose exercise price was less than the average market price in the underlying quarterly computations. Options to purchase 24,750 shares at an average price of $19.79 per share were outstanding in 2001, 12,975 shares at an average price of $15.38 per share were outstanding in 2000, and options to purchase 250 shares at an average price of $8.94 per share were outstanding in 1999 but were not included in the computation of diluted income per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Comprehensive Income

Statement of Financial Accounting Standards No. 130 – "Reporting Comprehensive Income" – requires unrealized gains or losses on the Company's available for sale securities, and, for 2001, the effect of the change in fiscal year end of a company acquired (see Note 3) to be included in "Other comprehensive income" and be reported in the Consolidated Statements of Stockholders' Equity.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133, as amended by SFAS 138, is effective for fiscal years beginning after June 15, 2000. The adoption of SFAS 133 as of January 1, 2001 did not have an impact on the financial position or results of operations of the Company because the Company has no derivatives or hedges.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 and SFAS 142 are effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. The Company has determined that its goodwill at December 31, 2001 is unimpaired and will eliminate amortization of the goodwill effective January 1, 2002. The Company recorded an expense of $556,604 in each of the three years ended December 31, 2001, 2000 and 1999 for amortization of goodwill.

Reclassification

Certain prior period amounts have been reclassified to conform to current-year presentation.

(3) Acquisitions

On January 2, 2001, the Company acquired the assets of Implantable Devices Limited Partnership (IDP) and ESOX Technology Holdings, LLC (ESOX), two privately held Minnesota companies, for 119,100 shares of the Company's common stock. Based on the closing price of ANS common stock on December 29, 2000, the value of the stock issued to acquire the assets was $2.43 million. The assets purchased consisted primarily of intellectual property and technology for the fully implantable constant flow infusion pump that ANS has developed. Prior to the acquisition, the Company had licensed rights to the technology only for pain and cancer therapy applications.

Also on January 2, 2001, the Company completed the acquisition of Hi-tronics Designs, Inc. (HDI), a privately-held contract developer and original equipment manufacturer (O.E.M.) of electro-mechanical devices with headquarters in Budd Lake, New Jersey. The Company acquired all of HDI's outstanding stock through a merger in exchange for 1,104,725 shares of ANS common stock. The transaction was accounted for on a pooling of interests basis and accordingly, prior periods have been restated. HDI developed and manufactured the Company's totally implantable pulse generator (IPG) used in the treatment of chronic intractable pain and was also the O.E.M. manufacturer of the transmitter used with the Company's Renew radio-frequency spinal cord stimulation system.

Prior to the Company's acquisition of HDI, HDI's fiscal year ended on November 30. The Consolidated Balance Sheet at December 31, 2000 combines the Balance Sheet of HDI at November 30, 2000 with the Balance Sheet of the Company at December 31, 2000. Beginning in 2001, the fiscal year-ends have been conformed to December 31. As a result, the results of operations of HDI for the one-month period ending December 31, 2000 have been recorded directly to retained earnings in the Consolidated Statement of Stockholders' Equity for the period ended December 31, 2001 and are not reflected in the Consolidated Statements of Income. Summary operating results of HDI for this one-month period ending December 31, 2000, were as follows:

Net revenue	$ 119,481
Loss before income tax benefit	$ (591,600)
Net loss	$ (347,679)

For the one-month period ended December 31, 2000, cash flows for HDI were as follows:

Net cash used by operating activities	$ (647,210)
Net cash used by investing activities	$ (14,516)
Net cash used by financing activities	$ (10,718)
Net decrease in cash	$ (672,444)

The following is a reconciliation of previously reported amounts with restated amounts for total net revenue and net income:

	2000	1999
Total net revenue:		
As previously reported by the Company	$ 23,081,624	$29,478,384
HDI, for the year ended November 30	10,366,270	7,989,177
Elimination of intercompany transactions	(1,620,896)	(1,688,542)
As restated	$ 31,826,998	$35,779,019

	2000	1999
Net income:		
As previously reported by the Company	$ 953,644	$ 6,003,281
HDI, for the year ended November 30	28,833	328,073
Elimination of intercompany transactions	(150,019)	(514,432)
As restated	$ 832,458	$ 5,816,922

Prior to January 2, 2001, the Company and HDI, in the normal course of business, entered into certain transactions for development and manufacture related to the Company's products. These intercompany transactions have been eliminated.

(4) Note Payable

In connection with the acquisition of HDI (See Note 3), the Company acquired responsibility for a note payable with a principal balance of $189,722 at December 31, 2001. The note was entered into during March 2000, has a five-year term, and bears interest at a fixed rate of 9% per annum. The monthly installments for principal and interest are $5,623. The loan is collateralized by equipment purchased from the proceeds of the note and accounts receivable of HDI. Maturities of the note payable are as follows: $52,325 in 2002, $57,304 in 2003, $62,738 in 2004 and $17,355 in 2005.

(5) Marketable Securities

The following is a summary of available-for-sale securities at December 31, 2001:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
FNMA and Federal Home Loan Bank notes	$ 1,038,783	$ —	$ 10,034	$ 1,028,749
Investment grade municipal bonds	1,047,456	258	4,241	1,043,473
Real estate investment trust	97,682	—	18,182	79,500
	$ 2,183,921	$258	$ 32,457	$ 2,151,722

Estimated fair value for the real estate investment trust is determined by the closing price as reported on the New York Stock Exchange at each financial reporting period. In the case of the investment grade municipal bonds and FNMA and Federal Home Loan Bank notes, the brokerage firms holding such bonds and notes provide the values at each reporting period by utilizing a standard pricing service.

At December 31, 2001, no individual security represented more than 25% of the total portfolio or 1% of total assets. The Company did not have any investments in derivative financial instruments at December 31, 2001.

The following is a summary of available-for-sale securities at December 31, 2000:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment grade preferred security	$ 250,000	$ —	$ 89,380	$ 160,620
Investment grade municipal bonds	808,760	—	—	808,760
Real estate investment trust	97,682	—	36,744	60,938
	$1,156,442	$ —	$126,124	$1,030,318

At December 31, 2000, no individual security represented more than 45% of the total portfolio or 1% of total assets. The Company did not have any investments in derivative financial instruments at December 31, 2000.

(6) Federal Income Taxes

The significant components of the net deferred tax liability at December 31, were as follows:

	2001	2000
Deferred tax assets:		
Net operating loss carry forwards	$ 670,128	$ —
Accrued expenses and reserves	870,720	842,593
Marketable securities	10,949	42,883
Total deferred tax asset	1,551,797	885,476
Deferred tax liabilities:		
Purchased intangible assets	(1,388,255)	(1,116,851)
Equipment and fixtures	(895,390)	(723,862)
Other	141,569	(116,861)
Total deferred tax liabilities	(2,142,076)	(1,957,574)
Net deferred tax liabilities	$ (590,279)	$ (1,072,098)

As of December 31, 2001, the Company had a net operating loss carry forward of approximately $1.8 million which expires in years through 2021. This net operating loss carry forward may be subject to Section 382 of the Internal Revenue Code or other provisions which may limit the use of the net operating loss carry forward in any tax year.

The provision for income taxes for the years ended December 31 consists of the following:

	2001	2000	1999
Current	$ 1,747,285	$ 841,390	$ 3,755,113
Deferred	(481,819)	(182,866)	(415,772)
	$ 1,265,466	$ 658,524	$ 3,339,341

A reconciliation of the provision for income taxes to the expense calculated at the U.S. statutory rate follows:

	2001	2000	1999
Income tax expense at statutory rate	$ 946,292	$ 506,934	$ 3,113,129
Tax effect of:			
State taxes	42,959	4,581	183,625
Nondeductible amortization of goodwill	189,245	189,279	189,211
Other	86,970	(42,270)	(146,624)
Income tax expense	$ 1,265,466	$ 658,524	$ 3,339,341

(7) Stockholders' Equity

The Company has a Shareholders' Rights Plan, adopted in 1996 and amended in 2002, which permits shareholders to purchase shares of the Company's common stock at significant discounts in the event a person or group acquires more than 15% of the Company's common stock or announces a tender or exchange offer for more than 20% of the Company's common stock.

At December 31, 2000, the Company had 119,100 treasury shares. These shares were reissued on January 2, 2002 in connection with the acquisition of assets. See Note 3.

In 1998, the Company issued a five-year warrant to purchase 100,000 shares of common stock at an exercise price of $6.50 per share in connection with a $2,000,000 loan from a nonaffiliate shareholder. The warrant was exercised by the nonaffiliate shareholder in December 2000.

The Company has various stock option plans pursuant to which stock options may be granted to key employees, officers, directors and advisory directors of the Company. The most recent of the plans, approved by the shareholders during 2000 (the "2000 Plan"), reserved 500,000 shares of common stock for options under the plan. In accordance with the 2000 Plan, on January 1 of each year (commencing in 2001), the aggregate number of shares of common stock reserved for options under the 2000 Plan is increased by the same percentage that the total number of issued and outstanding shares of common stock increased from the preceding January 1 to the following December 31 (if such percentage is positive). On January 1, 2002, options to purchase 95,538 shares of common stock were added to the 2000 Plan.

Several of the plans allow for the grant of incentive stock options to key employees and officers intended to qualify for preferential tax treatment under Section 422 of the Internal Revenue Code of 1986. Under all of the Company's plans, the exercise price of options granted must equal or exceed the fair market value of the common stock at the time of the grant. Options granted to employees and officers expire ten years from the date of grant and for the most part are exercisable one-fourth each year over a four-year period of continuous service. Options granted to directors and advisory directors expire six years from the date of grant and for the most part are exercisable one-fourth each year over a four-year period of continuous service. Certain options, however, have a two-year or three-year vesting schedule.

At December 31, 2001, under all of the Company's stock option plans, 1,669,175 shares had been granted and were outstanding, 2,234,997 shares of common stock had been issued upon exercise, and 74,402 shares were reserved for future grants.

Data with respect to stock option plans of the Company are as follows:

Options Outstanding

	Shares	Weighted Average Exercise Price
January 1, 1999	1,068,215	$ 4.82
Granted	447,102	$ 7.08
Exercised	(162,068)	$ 3.99
Forfeited	(18,000)	$ 8.14
January 1, 2000	1,335,249	$ 5.63
Granted	422,332	$ 14.21
Exercised	(237,674)	$ 5.50
Forfeited	(55,270)	$ 6.88
January 1, 2001	1,464,637	$ 8.08
Granted	413,500	$ 12.51
Exercised	(188,809)	$ 5.58
Forfeited	(20,153)	$ 8.70
December 31, 2001	1,669,175	$ 9.44

Exercisable Options

	Shares	Weighted Average Exercise Price
January 1, 1999	465,340	$ 4.58
January 1, 2000	563,333	$ 5.11
January 1, 2001	607,664	$ 5.23
December 31, 2001	750,215	$ 6.61

Options Outstanding at December 31, 2001

Range of Exercise Price	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
$ 3.50 - 6.99	803,259	6.95	$ 5.46
$ 7.00 - 10.49	88,959	8.30	$ 8.83
$ 10.50 - 13.99	379,100	9.11	$ 11.13
$ 14.00 - 17.49	274,607	8.57	$ 14.49
$ 17.50 - 21.00	123,250	9.28	$ 19.37
	1,669,175	7.95	$ 9.44

Exercisable Options at December 31, 2001

Range of Exercise Price	Shares	Weighted Average Exercise Price
$ 3.50 - 6.99	625,384	$ 5.27
$ 7.00 - 10.49	26,873	$ 8.52
$ 10.50 - 13.99	24,275	$ 12.62
$ 14.00 - 17.49	61,558	$ 14.49
$ 17.50 - 21.00	12,125	$ 19.25
	750,215	$ 6.61

In accordance with APB No. 25, the Company has not recorded compensation expense for its stock option awards. As required by SFAS No. 123, the Company provides the following disclosure of hypothetical values for these awards. The weighted-average fair value of an option granted in 2001, 2000 and 1999 was $6.24, $5.76 and $2.73, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Risk-free interest rate	4.4%	5.9%	5.5%
Average life of options (years)	3.0	3.0	3.0
Volatility	74.5%	52.4%	49.1%
Dividend Yield	—	—	—

Had the compensation expense been recorded based on these hypothetical values, pro forma net income (loss) for 2001, 2000 and 1999 would have been $(95,632), $(436,109) and $4,812,553, respectively, and pro forma diluted net income (loss) per common share for 2001, 2000 and 1999 would have been $(.01), $(.05) and $.53, respectively.

(8) Commitments and Contingencies

On February 1, 1999, the Company sold its principal office and manufacturing facility in Allen, Texas, to Atrion Corporation. Atrion leased space to the Company at the rate of $48,125 per month from February 1, 1999 through May 31, 1999. The Company entered into a 63 month lease agreement on 40,000 square feet of space located in the North Dallas area during February 1999. The Company relocated its operations to the leased facility in May 1999 and the rental period under the lease commenced on June 1, 1999. Under the terms of the lease agreement, the Company received three months free rent and the monthly rental rate for the remaining term of the lease is $48,308. The monthly rental rate includes certain operating expenses such as property taxes on the facility, insurance, landscape and maintenance and janitorial services. The Company also has the first right of refusal to acquire the facility. Future minimum rental payments relating to the leased facility for the years ended December 31, are $579,696 in 2002 and 2003 and $386,464 in 2004.

The Company also leases facilities in New Jersey as a result of the January 2001 acquisition of HDI. One of the facilities, located in Budd Lake, New Jersey is 8,800 square feet of office space that is used for administration, design engineering, drafting, documentation and regulatory affairs. The lease expires on May 31, 2003 and has a monthly rental rate of $10,891. The Company also leases 15,000 square feet of space in Hackettstown, New Jersey used for the O.E.M. manufacturing operations. The Hackettstown lease, which expires on December 31, 2002, has a monthly rental rate of $9,636 and is renewable for two additional one-year periods. In addition, during January 2001, the Company leased 2,200 square feet of additional space in the Hackettstown facility adjacent to the 15,000 square feet of manufacturing space until June 30, 2002 at a monthly rental rate of $2,269. Future minimum rental payments relating to the leased facilities for HDI for the years ended December 31 are $259,938 in 2002 and $54,455 in 2003.

The Company leases transportation equipment under non-cancelable operating leases until May 2002. Future minimum rental payments under non-cancelable transportation leases until the expiration of the leases in May 2002 are $5,889.

The Company leases office equipment under non-cancelable operating leases expiring through 2004. Monthly payments on the office equipment leases are $3,600. Future minimum rental payments under non-cancelable equipment leases until the expiration of the leases are $41,000 in 2002, $29,000 in 2003 and $5,000 in 2004.

Total rent expense for facilities, transportation and office equipment for the years ended December 31, 2001, 2000 and 1999 was $858,761, $791,192 and $736,536, respectively.

The Company is a party to product liability claims related to ANS neurostimulation devices. Product liability insurers have assumed responsibility for defending the Company against these claims. While historically product liability claims for ANS neurostimulation devices have not resulted in significant monetary liability for the Company beyond its insurance coverage, there can be no assurances that the Company will not incur significant monetary liability to the claimants if such insurance is inadequate, and there can be no assurance that the Company's neurostimulation business and future ANS product lines will not be adversely affected by these product liability claims.

Except for such product liability claims and other ordinary routine litigation incidental or immaterial to its business, the Company is not currently a party to any other pending legal proceeding. The Company maintains general liability insurance against risks arising out of the normal course of business.

(9) Financial Instruments, Risk Concentration and Major Customers

In the United States, the Company's accounts receivable from its Neuro Products segment are due primarily from hospitals and distributors located throughout the country. Internationally, the Company's accounts receivable from its Neuro Products segment are due primarily from distributors located in Europe and Australia. For the HDI O.E.M. segment, all of the accounts receivable are due from privately held and publicly traded medical device companies based in the United States. The Company generally does not require collateral for trade receivables. The Company maintains an allowance for doubtful accounts based upon expected collectibility. Any losses from bad debts have historically been within management's expectations.

Net sales of implantable neurostimulation systems to one major customer for each of the years ended December 31, as a percentage of net revenue from the Neuro Products segment were as follows: 2001- 15% and 2000- 14%. Net sales of implantable neurostimulation systems to two major customers for the year ended December 31, 1999, as a percentage of net revenue from the Neuro Products segment were 15% and 11%, respectively.

Net sales of O.E.M. products and services to three major customers for the year ended December 31, 2001, as a percentage of net revenue from the HDI O.E.M. segment were 60%, 17% and 11%, respectively. Net sales of O.E.M. products and services to three major customers for the year ended December 31, 2000, as a percentage of net revenue from the HDI O.E.M. segment were 49%, 24% and 17%, respectively. Net sales of O.E.M. products and services to four major customers for the year ended December 31, 1999, as a percentage of net revenue from the HDI O.E.M. segment were 27%, 27%, 19% and 12%, respectively.

Foreign sales, primarily Europe and Australia, for the years ended December 31, 2001, 2000 and 1999 were approximately 10%, 7% and 7% of net revenue from the Neuro Products segment, respectively. The HDI O.E.M. segment had no foreign sales for the years ended December 31, 2001, 2000 and 1999, respectively.

(10) Employee Benefit Plans

The Company has a defined contribution retirement savings plan (the "Plan") available to substantially all employees of its Neuro Products segment. The Plan permits employees to elect salary deferral contributions of up to 15% of their compensation and requires the Company to make matching contributions equal to 50% of the participants' contributions to a maximum of 6% of the participants' compensation. As a result of the acquisition of HDI, the Company also has a defined contribution retirement savings plan (the "HDI Plan") available to substantially all employees of HDI. The HDI Plan permits employees to elect salary deferral contributions of up to 15% of their eligible compensation, subject to statutory limitations, and requires the Company to make matching contributions equal to 100% of the participants' contributions to a maximum of 5% of the participants' eligible compensation. The Board of Directors may change the percentage of matching contribution under either of the plans at their discretion. The expense of the Company's contribution for the years ended December 31, was $305,091 in 2001, $270,987 in 2000 and $230,410 in 1999.

(11) Sale of Facility/Accrued Tax Abatement Liability

In January 1998, the Company sold its cardiovascular operations to Atrion Corporation, and granted Atrion a nine-month option to acquire the Company's principal office and manufacturing facility in Allen, Texas for $6.5 million. During October 1998, Atrion exercised its option to acquire the facility. When the facility was built in 1993, the Company entered a ten-year agreement with the City of Allen granting tax abatements to the Company if a minimum job base and personal property base were maintained in the City of Allen. The agreement provided for the repayment of abated taxes if the Company defaulted under the agreement. During 1998, the Company recorded a pretax expense of $969,204 in connection with the abated taxes. In April 1999, the Company was successful in petitioning the City of Allen to assign the abatement agreement to Atrion. In July 1999, the Company, Atrion and the City of Allen executed an assignment agreement under which Atrion (as successor in interest to the Company) must continue to meet the conditions of the original tax abatement agreement until August 2003. The City preserved its rights to collect previously abated taxes if Atrion fails to comply with its obligations any time prior to August 2003. The Company retains monetary liability for the amount of abated taxes, even after assignment, because pursuant to the purchase and sale agreement with Atrion, the Company indemnified Atrion from any tax abatement liabilities that accrued to the City of Allen prior to the sale of the cardiovascular operations in January 1998. If Atrion meets the minimum requirements under the agreement until August 2003, then no payment will be required. If no payment is required, the Company intends to reverse the potential obligation of $969,204 in September 2003.

On February 1, 1999, the sale of the facility to Atrion was consummated. The Company repaid the mortgage debt on the facility at the closing of the transaction. After repayment of the mortgage debt and expenses related to the transaction, the Company received $2.7 million of net proceeds. No material gain or loss was recorded on the sale of the facility except related to the tax abatement liability described above. The Company moved its operations to a 40,000 square foot leased facility in the North Dallas area during May 1999. Until such time, the Company leased space from Atrion at a monthly expense of $48,175 and paid Atrion fifty percent of certain operating expenses. The expense of moving and transitioning into the new leased facility was immaterial.

(12) Product Development Agreement

In June 1998, the Company entered an agreement with Sofamor Danek Group, Inc. ("Sofamor Danek") under which the Company agreed to develop and manufacture for Sofamor Danek, products and systems for use in Deep Brain Stimulation ("DBS"). DBS products provide electrical stimulation to certain areas of the brain and are intended to relieve the effects of various neurological disorders, such as Parkinson's Disease and Essential Tremor. Under terms of the agreement, the Company granted Sofamor Danek exclusive worldwide rights to use, market and sell the DBS products developed and manufactured by ANS. The Company received a cash payment of $4 million upon execution of the agreement that was being recognized into income as revenue based upon the estimated percentage of completion of the development project. During the year ended December 31, 1998, the Company recognized $3.1 million into income as revenue. Due to the termination of the agreement discussed below, the remaining $900,000 was recognized into income as revenue during January 1999, and is included in the Statements of Income for the year ended December 31, 1999. The agreement also called for ANS to receive four additional payments of $2 million each, to be recognized into income upon the satisfactory completion of certain domestic and international regulatory milestones over the next several years.

In December 1998, the Company and Sofamor Danek agreed to terminate the June 1998 DBS agreement due to the impending merger of Sofamor Danek and Medtronic, the

Company's sole competitor in the DBS market. Under the termination agreement, Sofamor Danek agreed to accelerate payments due the Company in the amount of $8 million and the Company agreed to release Sofamor Danek from further contractual obligations. The Company received the $8 million payment from Sofamor Danek in January 1999. The $8 million payment was recognized into revenue during January 1999 and is included in the Statements of Income for the year ended December 31, 1999.

(13) Segment Information

The Company operates in two business segments. The Neuro Products segment designs, develops, manufactures and markets implantable medical devices that are used to manage chronic intractable pain and other disorders of the central nervous system through the delivery of electrical current or drugs directly to targeted nerve fibers. The HDI O.E.M. segment provides contract development and O.E.M. manufacturing of electro-mechanical devices.

	Neuro Products	HDI O.E.M.	Intercompany Eliminations	Consolidated Total
Segment data for the year ended December 31, 2001, is as follows:				
Revenue from external customers	$ 27,460,618	$ 10,455,817	$ —	$ 37,916,435
Intersegment revenues	$ —	$ 2,862,652	$ (2,862,652)	$ —
Segment income from operations	$ 1,040,036	$ 1,768,871	$ —	$ 2,808,907
Segment assets	$ 51,246,012	$ 6,847,014	$ (2,227,941)	$ 55,865,085
Segment data for the year ended December 31, 2000, is as follows:				
Revenue from external customers	$ 23,081,624	$ 8,745,374	$ —	$ 31,826,998
Intersegment revenues	$ —	$ 1,620,896	$ (1,620,896)	$ —
Segment income from operations	$ 1,108,894	$ 67,985	$ (231,452)	$ 945,427
Segment assets	$ 45,371,687	$ 7,391,078	$ (3,198,199)	$ 49,564,566
Segment data for the year ended December 31, 1999, is as follows:				
Revenue from external customers	$ 29,478,384	$ 6,300,635	$ —	$ 35,779,019
Intersegment revenues	$ —	$ 1,688,542	$ (1,688,542)	$ —
Segment income from operations	$ 8,842,197	$ 432,900	$ (805,800)	$ 8,469,297
Segment assets	$ 43,554,774	$ 5,804,304	$ (952,152)	$ 48,406,926

The Board of Directors
Advanced Neuromodulation Systems, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Neuromodulation Systems, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Neuromodulation Systems, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Dallas, Texas
February 6, 2002

(unaudited)

2001	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net revenue	$ 8,340,810	$ 9,204,721	$ 9,899,973	$ 10,470,931
Gross profit	4,768,021	5,270,066	5,830,956	6,371,956
Income from operations	332,764	530,936	783,321	1,161,886
Acquisition related costs	(483,766)	—	—	—
Income (loss) from operations before income taxes (benefit)	(13,160)	678,703	863,379	1,254,290
Net income (loss)	$ (6,261)	$ 368,514	$ 475,244	$ 680,249
Basic income per share	$ —	$ 0.04	$ 0.05	$ 0.07
Diluted income per share	$ —	$ 0.04	$ 0.05	$ 0.07

2000	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net revenue	$ 7,427,624	$ 8,357,988	$ 8,176,084	$ 7,865,302
Gross profit	3,983,099	4,630,029	4,307,024	4,207,213
Income from operations	125,052	570,360	230,537	19,478
Income from operations before income taxes	278,607	687,551	354,431	170,393
Net income	$ 155,555	$ 383,880	$ 197,890	$ 95,133
Basic income per share	$ 0.02	$ 0.05	$ 0.02	$ 0.01
Diluted income per share	$ 0.02	$ 0.04	$ 0.02	$ 0.01

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. (CDT) on Wednesday, June 5, 2002, at the headquarters of Advanced Neuromodulation Systems, Inc. at 6501 Windcrest Drive, Suite 100, Plano, Texas 75024.

Form 10-K

Advanced Neuromodulation Systems, Inc. files an annual report on Form 10-K with the Securities and Exchange Commission. Shareholders wishing to receive a copy of Form 10-K for 2001 may obtain one at no charge by writing F. Robert Merrill III, Executive Vice President, Finance, Advanced Neuromodulation Systems, Inc., 6501 Windcrest Drive, Suite 100, Plano, Texas 75024.

Transfer Agent

Computershare Investor Services, LLC
Chicago, Illinois

Auditors

Ernst & Young LLP
Dallas, Texas

Legal Counsel

Hughes & Luce, L.L.P.
Dallas, Texas

Company Address

6501 Windcrest Drive
Suite 100
Plano, Texas 75024
(972) 309-8000
www.ans-medical.com

Dividend Policy

To date, we have not declared or paid any cash dividends on our common stock and the Board of Directors does not anticipate paying cash dividends on our common stock in the foreseeable future.

Securities Price History

Our common stock is currently quoted on the Nasdaq National Market under the symbol "ANSI." On March 12, 2002, there were approximately 588 holders of record of our common stock. The following table sets forth the quarterly high and low closing sales prices for our common stock. These prices do not include adjustments for retail mark-ups, mark-downs, or commissions.

	High	Low
2000:		
First Quarter	$ 19.38	$ 9.94
Second Quarter	$ 18.38	$ 12.25
Third Quarter	$ 21.50	$ 14.25
Fourth Quarter	$ 23.19	$ 19.25
2001:		
First Quarter	$ 26.88	$ 11.00
Second Quarter	$ 26.00	$ 10.63
Third Quarter	$ 25.85	$ 19.00
Fourth Quarter	$ 35.55	$ 20.02
2002:		
First Quarter	$ 36.20	$ 28.52

Board of Directors

Christopher G. Chavez
President and Chief Executive Officer
Advanced Neuromodulation Systems, Inc.

Robert C. Eberhart, Ph.D.[1,2]
Professor of Engineering in Surgery,
UT-Southwestern Medical Center, Dallas, Texas
Director, Biomedical Engineering,
University of Texas at Arlington,
Arlington, Texas

Joseph E. Laptewicz[3]
Chairman and Chief Executive Officer
Empi Corp.
St. Paul, Minnesota

A. Ronald Lerner[3]
Independent Business Consultant and Investor
Bozeman, Montana

Hugh M. Morrison[1]
Chairman of the Board
Advanced Neuromodulation Systems, Inc.;
President and Chief Executive Officer
Clean Acquisition, Inc. and Pilgrim Cleaners, Inc.
Houston, Texas

Richard D. Nikolaev[3]
President and Chief Executive Officer
NIKOR Enterprises, Inc.
(Health Care Industry Consulting/Investing)
Scottsdale, Arizona

Michael J. Torma[1,2]
Principal and Chief Executive Officer
Torma Executive Consult, LLC
Shreveport, Louisiana

Corporate Officers

Christopher G. Chavez
President and Chief Executive Officer

F. Robert Merrill
Executive Vice President, Finance
Chief Financial Officer
Secretary and Treasurer

Scott F. Drees
Executive Vice President, Sales and Marketing

Kenneth G. Hawari
General Counsel
Executive Vice President, Corporate Development

Anthony J. Varrichio
Executive Vice President and Chief Technology Officer - ANS
President - HDI

James P. Calhoun
Vice President, Human Resources

John H. Erickson
Vice President, Research and Development

Stuart B. Johnson
Vice President, Manufacturing

(1) Member of Compensation Committee
(2) Member of Stock Option Plan Committee
(3) Member of Audit Committee





Advanced Neuromodulation Systems, Inc.
6501 Windcrest Drive, Suite 100 / Plano, Texas 75024
(972) 309-8000 / www.ans-medical.com